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                                                                  Exhibit (a)(8)

                 DELAWARE OTSEGO CORPORATION SIGNS MERGER AGREEMENT
                       PROVIDING $22 PER COMMON SHARE IN CASH

        COOPERSTOWN, NY; Aug. 17, 1997 -- Delaware Otsego Corporation, (NASDAQ:DOCP), parent of The New York Susquehanna and Western Railway, announced today that it has agreed to an acquisition by a new company to be formed by Walter G. Rich, DOCP's President and Chief Executive Officer. The merger agreement calls for DOCP shareholders to receive $22 per share in cash for each DOCP common share, totaling approximately $55 million. The transaction has been structured as a tender offer followed by a short-form merger and is expected to close in September 1997.

        Following the acquisition, DOCP will continue to be headquartered in Cooperstown, New York and Mr. Rich will control the Company and continue as President and Chief Executive Officer. In addition, following the acquisition, Mr. Rich will be entitled to designate a majority of DOCP's Board of Directors. Financing for the transaction will be provided by CSX Corporation and Norfolk Southern Corporation.

        Delaware Otsego's main operating subsidiary operates a 500-mile regional railroad through New York, New Jersey and Pennsylvania.

        Mr. Rich, President and Chief Executive Officer of DOCP, said, "This is a very exciting transaction. This merger is the culmination of a long journey DOCP has taken form its founding some thirty years ago. The merger will provide strong value to our shareholders and assist the Company as it continues to adjust to the changing railroad map in the Northeast."

        The transaction grew out of discussions between Mr. Rich, CSX, NSC and DOCP, which negotiated through a special committee of its Board of Directors composed solely of independent directors. The Chairman of the Board, Mr. Everett Gilmore, said, "This merger culminates three decades of work that Walter Rich and his team have put into building the company from the ground up into a respected regional railroad in the Northeast. This transaction will provide great value and liquidity to our shareholders, many of whom have been investors with us from the beginning."

        The transaction has been unanimously approved by DOCP's Board of Directors, upon the recommendation of the Special Committee, which has received an opinion as to fairness from Smith Barney Inc.


SOURCE:  Delaware Otsego Corporation

CONTACT:  Phil Pepe of Delaware Otsego Corporation: (914) 968-6303.